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                                                                    EXHIBIT 23.1

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-4 of InterAmericas Communications Corporation of our report dated April 11, 1997 (except for Note 15, for which the date is October 27, 1997) relating to the financial statements of InterAmericas Communications Corporation, which appears in such Prospectus. We also consent to the references to us under the headings "Experts", "Summary Condensed Consolidated Historical and Pro Forma Combined Financial Data" and "Selected Historical Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Summary Condensed Consolidated Historical and Pro Forma Combined Financial Data" and "Selected Historical Financial Data."

/s/ Price Waterhouse LLP

Price Waterhouse LLP
Miami, Florida
December 9, 1997